SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of July 2015

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	ORIX’s First Quarter Consolidated Financial Results (April 1, 2015 – June 30, 2015) filed with the Tokyo Stock Exchange on Thursday July 30, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: July 30, 2015	By	/s/ Kazuo Kojima
Kazuo Kojima
Director
Deputy President & CFO
ORIX Corporation

Consolidated Financial Results

April 1, 2015 – June 30, 2015

July 30, 2015

In preparing its consolidated financial information, ORIX Corporation and its subsidiaries have complied with generally accepted accounting principles in the United States of America.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company believes that it will be considered a “passive foreign investment company” for United States Federal income tax purposes in the year to which these consolidated financial results relate and for the foreseeable future by reason of the composition of its assets and the nature of its income. A U.S. holder of the shares or ADSs of the Company is therefore subject to special rules generally intended to eliminate any benefits from the deferral of U.S. Federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations

ORIX Corporation

World Trade Center Building, 2-4-1 Hamamatsucho, Minato-ku, Tokyo 105-6135

JAPAN

Tel: +81-3-3435-3121 Fax: +81-3-3435-3154

E-mail: chun_yang@orix.co.jp

Consolidated Financial Results from April 1, 2015 to June 30, 2015

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-3435-3121
(URL http://www.orix.co.jp/grp/en/ir/index.html)

1. Performance Highlights as of and for the Three Months Ended June 30, 2015

(1) Performance Highlights - Operating Results (Unaudited)

(millions of yen)*1

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes*2	Year-on-Year Change	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
June 30, 2015	606,124	42.5%	108,532	35.0%	123,916	18.6%	81,510	23.6%
June 30, 2014	425,335	59.7%	80,409	46.1%	104,498	68.7%	65,946	46.5%

“Comprehensive Income Attributable to ORIX Corporation Shareholders” was ¥81,691 million for the three months ended June 30, 2015 (year-on-year change was a 58.3% increase) and ¥51,590 million for the three months ended June 30, 2014 (year-on-year change was a 0.8% decrease).

	Basic Earnings Per Share	Diluted Earnings Per Share
June 30, 2015	62.28	62.22
June 30, 2014	50.35	50.28

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen, except for Per Share and dividends amounts which are in single yen.
*Note 2:	“Income before Income Taxes” as used throughout the report represents “Income before Income Taxes and Discontinued Operations.”

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Total Equity	Shareholders’ Equity	Shareholders’ Equity Ratio
June 30, 2015	11,252,045	2,352,389	2,186,679	19.4%
March 31, 2015	11,443,628	2,318,071	2,152,198	18.8%

*Note 3:	“Shareholders’ Equity” refers to “Total ORIX Corporation Shareholders’ Equity.”

“Shareholders’ Equity Ratio” is the ratio of “Total ORIX Corporation Shareholders’ Equity” to “Total Assets.”

2. Dividends (Unaudited)

	First Quarter-end	Second Quarter-end	Third Quarter-end	Year-end	Total
March 31, 2015	—	—	—	36.00	36.00
March 31, 2016 (Est.)	—	22.00	—	—	—

*Note 4:	Dividend amount for the fiscal year ending March 31, 2016 has not yet been determined.

3. Targets for the Year Ending March 31, 2016 (Unaudited)

In order to facilitate a better understanding on our medium- and long- term growth projection for our shareholders and potential investors, we disclose our medium-term management target in this document. For details, refer to “1.Summary of Consolidated Financial Results (3) Medium-Term Management Targets” on page 7.

4. Other Information

(1) Changes in Significant Consolidated Subsidiaries	Yes ( ) No ( x )

Addition - None ( )	Exclusion - None ( )

(2) Adoption of Simplified Accounting Method	Yes ( ) No ( x )

(3) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoptions of new accounting standards	Yes ( ) No ( x )

2. Other than those above	Yes ( ) No ( x )

(4) Number of Issued Shares (Ordinary Shares)

1. The number of issued shares, including treasury stock, was 1,324,047,228 as of June 30, 2015, and 1,323,644,528 as of March 31, 2015.

2. The number of treasury stock shares was 12,848,015 as of June 30, 2015, and 12,847,757 as of March 31, 2015.

3. The average number of outstanding shares was 1,308,774,077 for the three months ended June 30, 2015, and 1,309,825,876 for the three months ended June 30, 2014.

The Company’s shares held through the Trust for Officer’s Compensation Board Incentive Plan (2,153,800 shares) are not included in the number of treasury stock shares as of the end of the periods, but are included in the average number of shares outstanding as treasury stock shares that are deducted from the basis of the calculation of per share data.

1. Summary of Consolidated Financial Results

(1) Analysis of Financial Highlights

Financial Results for the Three Months Ended June 30, 2015

		Three months ended June 30, 2014	Three months ended June 30, 2015	Change	Year on Year Change
Total Revenues	(millions of yen)	425,335	606,124	180,789	43%
Total Expenses	(millions of yen)	344,926	497,592	152,666	44%
Income before Income Taxes and Discontinued Operations	(millions of yen)	104,498	123,916	19,418	19%
Net Income Attributable to ORIX Corporation Shareholders	(millions of yen)	65,946	81,510	15,564	24%
Earnings Per Share (Basic)	(yen)	50.35	62.28	11.93	24%
(Diluted)	(yen)	50.28	62.22	11.94	24%
ROE (Annualized) *1	(%)	13.7	15.0	1.3	—
ROA (Annualized) *2	(%)	2.93	2.87	(0.06)	—

*Note 1:	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
*Note 2:	ROA is calculated based on Net Income Attributable to ORIX Corporation Shareholders.

Economic Environment

Concerns over recent declines and volatility of China’s stock market and Greece’s debt crisis and improved economic outlook among developed countries create uneven economic landscapes among different economies. Despite these concerns, the Japanese economy continues to show gradual recovery while there are uncertain factors such as the aforementioned China’s economy and Greek concerns.

Overview of Business Performance (April 1, 2015 to June 30, 2015)

Total revenues for the three months ended June 30, 2015 (hereinafter, “the first consolidated period”) increased 43% to ¥606,124 million compared to ¥425,335 million during the same period of the previous fiscal year. Life insurance premiums and related investment income increased as a result of the recognition of investment income from underlying investments related to variable annuity and variable life insurance contracts in connection with the consolidation of Hartford Life Insurance K.K. (hereinafter, “HLIKK”), which we acquired on July 1, 2014. In addition, services income steadily increased due to, among other things, contributions from the asset management business of Robeco Groep N.V. (hereinafter, “Robeco”), as well as expansion of our environment and energy-related business and other fee-related businesses. Sales of goods and real estate increased primarily due to contributions from subsidiaries acquired during the previous fiscal year.

Total expenses increased 44% to ¥497,592 million compared to ¥344,926 million during the same period of the previous fiscal year. Life insurance costs, services expense, costs of goods and real estate sold each increased in line with the aforementioned revenue increases. Selling, general and administrative expenses also increased due in part to an increase in the number of consolidated subsidiaries and to strong performance of fee business in the Americas.

Gains on sales of subsidiaries and affiliates and liquidation losses, net decreased compared to the same period of the previous fiscal year primarily due to the recognition of a gain on partial sale of shares of STX Energy Co., Ltd. (presently GS E&R Corp. hereinafter, “STX Energy”) during the same period of the previous fiscal year.

As a result of the foregoing, income before income taxes and discontinued operations for the three months ended June 30, 2015 increased 19% to ¥123,916 million compared to ¥104,498 million during the same period of the previous fiscal year, and net income attributable to ORIX Corporation shareholders increased 24% to ¥81,510 million compared to ¥65,946 million during the same period in the previous fiscal year.

In addition, on July 1, 2015, ORIX Life Insurance Corporation completed its merger with HLIKK.

Segment Information

Total segment profits increased 19% to ¥120,779 million compared to ¥101,752 million during the same period of the previous fiscal year. While profits from Retail and Overseas Business segments decreased compared to the same period in the previous fiscal year, Investment and Operation, Corporate Financial Services and Real Estate segments contributed the most to total segment profits, and Maintenance Leasing segment continued to display strong performance.

In addition, during the three months ended March 31, 2015, the closing date of the accounting period of DAIKYO INCORPORATED (hereinafter, “DAIKYO”) , which is included in Investment and Operation segment has been changed in order to eliminate a lag period that previously existed between DAIKYO and the Company. Based on this change, the financial statements for the same period of the previous fiscal year have been adjusted retrospectively.

Segment information for the first consolidated period is as follows:

Corporate Financial Services Segment: Lending, leasing and fee business

		Three months ended June 30, 2014	Three months ended June 30, 2015	Change	Year on Year Change
Segment Revenues	(millions of yen)	19,423	27,558	8,135	42%
Segment Profits		5,852	12,377	6,525	112%

		As of March 31, 2015	As of June 30, 2015	Change	Year on Year Change
Segment Assets	(millions of yen)	1,132,468	1,076,103	(56,365)	(5)%

The Japanese economy continues to show steady improvement despite concerns over China’s economic slowdown and Greece’s debt crisis. We are still seeing an increase in lending by financial institutions to small and medium-sized enterprises (hereinafter, “SMEs”) in addition to large corporations, but competition in the lending business continues to intensify.

Segment revenues increased 42% to ¥27,558 million compared to ¥19,423 million during the same period of the previous fiscal year due to an increase in sales of goods and services income resulting primarily from revenue contribution from Yayoi Co., Ltd. (hereinafter, “Yayoi”), which we acquired on December 22, 2014, and robust fee business to domestic SMEs and gains on investment securities, offsetting a decrease in finance revenues in line with the decreased average installment loan balances.

While segment expenses increase in selling, general and administrative expenses following the consolidation of Yayoi compared to the same period of the previous fiscal year, segment profits increased 112% to ¥12,377 million compared to ¥5,852 million during the same period of the previous fiscal year.

Segment assets decreased 5% to ¥1,076,103 million compared to the end of the previous fiscal year due primarily to a decrease in investment in direct financing leases, installment loans, and investment in securities.

Maintenance Leasing Segment: Automobile leasing and rentals, car sharing, and test and measurement instruments and IT-related equipment rentals and leasing

		Three months ended June 30, 2014	Three months ended June 30, 2015	Change	Year on Year Change
Segment Revenues	(millions of yen)	65,059	67,520	2,461	4%
Segment Profits		11,014	11,687	673	6%

		As of March 31, 2015	As of June 30, 2015	Change	Year on Year Change
Segment Assets	(millions of yen)	662,851	674,964	12,113	2%

The Japanese automobile leasing industry has been experiencing steady recovery in the number of new auto leases in line with Japan’s gradual economic recovery.

Segment revenues increased 4% to ¥67,520 million from ¥65,059 million during the same period of the previous fiscal year due primarily to an increase in operating leases revenues resulting from the steady expansion of assets in the auto-business and in services income derived from value-added services.

Meanwhile, segment expenses increased due primarily to an increase in the costs of operating leases, service expenses, and selling, general, and administrative expenses, which was in line with revenues growth.

As a result of the foregoing, segment profits increased 6% to ¥11,687 million compared to ¥11,014 million during the same period of the previous fiscal year.

Segment assets increased 2% to ¥674,964 million compared to the end of the previous fiscal year primarily due to steady increases in leasing asset primarily in the auto-business.

Real Estate Segment: Real estate development, rental and financing; facility operation, REIT asset management; and real estate investment and advisory services

			Three months ended June 30, 2014	Three months ended June 30, 2015	Change	Year on Year Change
Segment Revenues	(millions of yen	)	47,542	50,349	2,807	6%
Segment Profits			10,847	14,451	3,604	33%

			As of March 31, 2015	As of June 30, 2015	Change	Year on Year Change
Segment Assets	(millions of yen	)	835,386	802,454	(32,932)	(4)%

Office rents and vacancy rates in the Japanese office building market continue to show signs of improvement. J-REIT and foreign investors are becoming more active in property acquisitions, and we are also seeing increased sales of large-scale real estate and rising sales prices due to increased competition among buyers. Furthermore, due to increased numbers of tourists from abroad, we are seeing increases in the occupancy rate and average daily rate of hotels and Japanese inns.

Segment revenues increased 6% to ¥50,349 million compared to ¥47,542 million during the same period of the previous fiscal year primarily due to an increase in gains on sales of real estate under operating leases, which are included in operating leases revenues, increase in services income from the facility operation business, offsetting decreases in rental revenues, which are included in operating leases revenues, and finance revenues, which decreased in line with the decrease in asset balance.

Segment expenses decreased compared to the same period of the previous fiscal year primarily due to a decrease in write-downs of long-lived assets in addition to decreases in interest expense and costs of operating leases in line with decreased assets.

As a result of the foregoing, segment profits increased 33% to ¥14,451 million compared to ¥10,847 million during the same period of the previous fiscal year.

Segment assets decreased 4% to ¥802,454 million compared to the end of the previous fiscal year primarily due to a decrease in investment in operating leases, which resulted from sales of rental properties, and decreases in installment loans and investment in securities.

Investment and Operation Segment: Environment and energy-related business, principal investment, and loan servicing (asset recovery)

			Three months ended June 30, 2014	Three months ended June 30, 2015	Change	Year on Year Change
Segment Revenues	(millions of yen	)	97,834	229,187	131,353	134%
Segment Profits			5,432	26,159	20,727	382%

			As of March 31, 2015	As of June 30, 2015	Change	Year on Year Change
Segment Assets	(millions of yen	)	660,014	593,145	(66,869)	(10)%

In the Japanese environment and energy-related business, even though the government is reassessing the renewable energy purchase program, the significance of renewable energy in the mid-to-long term is on the rise, with investment targets expanding beyond solar power generation projects to include wind and geothermal power generation projects. In the capital markets, the fiscal year ended March 31, 2015 marked the fifth consecutive year of increase in the number of initial public offerings. This favorable capital markets environment is continuing into this fiscal year.

Segment revenues increased 134% to ¥229,187 million compared to ¥97,834 million during the same period of the previous fiscal year due to increases in sales of goods and real estate contributed by subsidiaries acquired during the previous fiscal year and environment and energy-related business, and by increase in number of condominiums sold by DAIKYO.

Segment expenses also increased compared to the same period of the previous fiscal year due to increase in expenses in connection with acquired subsidiaries, DAIKYO, and the environment and energy-related business, each of which increased in line with segment revenues expansion.

In addition, due to the recognition of gains on sales of shares of subsidiaries, segment profits increased 382% to ¥26,159 million compared to ¥5,432 million during the same period of the previous fiscal year.

Segment assets decreased 10% to ¥593,145 million compared to the end of the previous fiscal year primarily due to a decrease in investment in securities and goodwill and other intangible assets.

Retail Segment: Life insurance, banking and card loan business

			Three months ended June 30, 2014	Three months ended June 30, 2015	Change	Year on Year Change
Segment Revenues	(millions of yen	)	69,781	83,811	14,030	20%
Segment Profits			28,954	21,619	(7,335)	(25)%

			As of March 31, 2015	As of June 30, 2015	Change	Year on Year Change
Segment Assets	(millions of yen	)	3,700,635	3,562,654	(137,981)	(4)%

Although the life insurance business is being affected by macroeconomic factors such as domestic population decline, we are seeing increasing numbers of companies developing new products in response to the rising demand for medical insurance. In the consumer finance sector, banks are increasing their assets to further secure new revenue streams and we are seeing that the competition in the lending business continues to intensify.

Segment revenues increased 20% to ¥83,811 million compared to ¥69,781 million during the same period of the previous fiscal year due to an increase in revenues resulting from the consolidation of HLIKK which was acquired on July 1, 2014.

Segment expenses increased compared to the same period of the previous fiscal year due primarily to an increase in insurance-related expenses and selling, general and administrative expenses in connection with the consolidation of HLIKK.

Due primarily to the recognition of a gain on sale of shares of Monex Group Inc. during the same period of the previous fiscal year, segment profits decreased 25% to ¥21,619 million compared to ¥28,954 million during the same period of the previous fiscal year.

Segment assets decreased 4% to ¥3,562,654 million compared to the end of the previous fiscal year due to a large decrease in investment in securities held by HLIKK, offsetting an increase in installment loans in line with an increase in assets in the banking business.

Overseas Business Segment: Leasing, lending, investment in bonds, investment banking, asset management and ship- and aircraft-related operations

			Three months ended June 30, 2014	Three months ended June 30, 2015	Change	Year on Year Change
Segment Revenues	(millions of yen	)	127,551	147,173	19,622	15%
Segment Profits			39,653	34,486	(5,167)	(13)%

			As of March 31, 2015	As of June 30, 2015	Change	Year on Year Change
Segment Assets	(millions of yen	)	2,178,895	2,209,357	30,462	1%

Concerns over recent declines and volatility of China’s stock market and the Greece’s debt crisis and improved economic outlook among developed countries create uneven economic landscapes among different economies.

Segment revenues increased 15% to ¥147,173 million compared to ¥127,551 million during the same period of the previous fiscal year due to an increase in services income contributed by the asset management business of Robeco and the fee business operations in the Americas, as well as an increase in finance revenues in the Americas.

Segment expenses increased compared to the same period of the previous fiscal year primarily due to increases in selling, general and administrative expenses in the Americas and Robeco.

On the other hand, due to the recognition of a gain on sale of partial shares of STX Energy during the same period of the previous fiscal year, segment profits decreased 13% to ¥34,486 million compared to ¥39,653 million during the same period of the previous fiscal year.

Segment assets increased 1% to ¥2,209,357 million compared to the end of the previous fiscal year due to an increase in investment in operating leases by aircraft-related operations along with weaker yen, offsetting the decreases in installment loans and investment in securities in the Americas.

(2) Analysis of Consolidated Financial Condition

Financial Condition

		As of March 31, 2015	As of June 30, 2015	Change	Year on Year Change
Total Assets	(millions of yen)	11,443,628	11,252,045	(191,583)	(2)%
(Segment Assets)		9,170,249	8,918,677	(251,572)	(3)%
Total Liabilities	(millions of yen)	9,058,656	8,829,160	(229,496)	(3)%
(Long- and Short-term Debt)		4,417,730	4,415,366	(2,364)	(0)%
(Deposits)		1,287,380	1,311,742	24,362	2%
Shareholders’ Equity	(millions of yen)	2,152,198	2,186,679	34,481	2%
Shareholders’ Equity Per Share	(yen)	1,644.60	1,670.44	25.84	2%

Note 1:	Shareholders’ Equity refers to ORIX Corporation Shareholders’ Equity based on US-GAAP. Shareholders’ Equity Per Share is calculated using total ORIX Corporation Shareholders’ Equity.

Total assets decreased 2% to ¥11,252,045 million compared to ¥11,443,628 million at the end of the previous fiscal year. Investment in operating leases increased primarily due to purchases of aircraft in the Overseas Business segment. Meanwhile, investment in securities decreased due to sales of operating assets by HLIKK.

Segment assets decreased 3% compared to the end of the previous fiscal year to ¥8,918,677 million.

We manage the balance of interest-bearing liabilities at an appropriate level taking into account the condition of assets and liquidity on-hand as well as the domestic and overseas financial environment. As a result, long-term debt and short-term debt decreased and deposits increased compared to the end of the previous fiscal year. In addition, policy liabilities and policy account balances decreased due to cancelation of variable annuity and variable life insurance contracts in HLIKK.

Shareholders’ equity increased 2% to ¥2,186,679 million compared to the end of the previous fiscal year primarily due to an increase in retained earnings.

(3) Medium-Term Management Targets

In addition to sustainable growth of our existing business operations, we believe that there are new growth opportunities in all business segments and we strive to achieve a sustainable profit growth by capitalizing on these profit opportunities going forward.

Our mid-term strategy of “Expansion in Non-Finance Business” consists of “Organic growth” and “Investment in key areas.”

With these principles, we will pursue new business opportunities arising from the changing business environment.

For “Organic growth”, we will deepen our strength and expertise to expand our business in Japan and overseas. For “Investment in key areas”, we continue to pursue new investment opportunities in key areas identified as environment and energy-related business, network in Asia, asset management, and principal investments.

The Company aims to achieve ¥300 billion in net income, and ROE around 11% to 12% for the fiscal year ending March 31, 2018.

Although forward-looking statements in this document are attributable to current information available to ORIX Corporation and are based on assumptions deemed rational by ORIX Corporation, actual financial results may differ materially due to various factors, including, but are not limited to, those described under “Risk Factors” in our Form 20-F submitted to the U.S. Securities and Exchange Commission on June 25, 2015. Readers are urged not to place undue reliance on such forward-looking statements.

2. Others

(1) Changes in Significant Consolidated Subsidiaries

There is no corresponding item.

(2) Adoption of Simplified Accounting Method

There is no corresponding item.

(3) Changes in Accounting Principles, Procedures and Disclosures

There is no significant change from the description in Form 20-F filed on June 25, 2015.

3. Financial Information

(1) Condensed Consolidated Balance Sheets

(As of March 31, 2015 and June 30, 2015)

(Unaudited)

(millions of yen)

Assets	March 31, 2015	June 30, 2015
Cash and Cash Equivalents	827,518	887,332
Restricted Cash	85,561	88,693
Investment in Direct Financing Leases	1,216,454	1,207,545
Installment Loans	2,478,054	2,478,854
(The amounts of ¥15,361 million as of March 31, 2015 and ¥20,383 million as of June 30, 2015 are measured at fair value by electing the fair value option under ASC 825.)
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(72,326)	(69,442)
Investment in Operating Leases	1,296,220	1,333,474
Investment in Securities	2,846,257	2,583,825
(The amounts of ¥16,891 million as of March 31, 2015 and ¥16,073 million as of June 30, 2015 are measured at fair value by electing the fair value option under ASC 825.)
Property under Facility Operations	278,100	275,099
Investment in Affiliates	378,087	389,868
Trade Notes, Accounts and Other Receivable	348,404	336,049
Inventories	165,540	158,488
Office Facilities	131,556	131,695
Other Assets	1,464,203	1,450,565
(The amounts of ¥36,038 million as of March 31, 2015 and ¥33,221 million as of June 30, 2015 are measured at fair value by electing the fair value option under ASC 825.)

Total Assets	11,443,628	11,252,045

Liabilities and Equity

Short-Term Debt	284,785	282,541
Deposits	1,287,380	1,311,742
Trade Notes, Accounts and Other Payable	335,936	239,796
Policy Liabilities and Policy Account Balances	2,073,650	1,935,951
(The amounts of ¥1,254,483 million as of March 31, 2015 and ¥1,101,566 million as of June 30, 2015 are measured at fair value by electing the fair value option under ASC 825.)
Current and Deferred Income Taxes	345,514	356,597
Long-Term Debt	4,132,945	4,132,825
Other Liabilities	598,446	569,708

Total Liabilities	9,058,656	8,829,160

Redeemable Noncontrolling Interests	66,901	70,496

Commitments and Contingent Liabilities

Common Stock	220,056	220,456
Additional Paid-in Capital	255,595	255,913
Retained Earnings	1,672,585	1,706,168
Accumulated Other Comprehensive Income	30,373	30,554
Treasury Stock, at Cost	(26,411)	(26,412)

Total ORIX Corporation Shareholders’ Equity	2,152,198	2,186,679

Noncontrolling Interests	165,873	165,710

Total Equity	2,318,071	2,352,389

Total Liabilities and Equity	11,443,628	11,252,045

	March 31, 2015	June 30, 2015
Accumulated Other Comprehensive Income (Loss)
Net unrealized gains on investment in securities	50,330	43,021
Defined benefit pension plans	(19,448)	(20,293)
Foreign currency translation adjustments	431	8,656
Net unrealized losses on derivative instruments	(940)	(830)

	30,373	30,554

(2) Condensed Consolidated Statements of Income

(For the Three Months Ended June 30, 2014 and 2015)

(Unaudited)

(millions of yen)

	Three Months ended June 30, 2014	Three Months ended June 30, 2015
Revenues :
Finance revenues	46,110	49,627
Gains on investment securities and dividends	23,922	22,933
Operating leases	91,730	95,429
Life insurance premiums and related investment income	40,428	68,314
Sales of goods and real estate	53,077	176,576
Services income	170,068	193,245

Total Revenues	425,335	606,124

Expenses :
Interest expense	18,724	18,023
Costs of operating leases	57,871	60,008
Life insurance costs	27,286	43,056
Costs of goods and real estate sold	47,435	154,781
Services expense	99,230	106,213
Other (income) and expense, net	(1,966)	(2,241)
Selling, general and administrative expenses	93,265	114,370
Provision for doubtful receivables and probable loan losses	243	611
Write-downs of long-lived assets	2,738	822
Write-downs of securities	100	1,949

Total Expenses	344,926	497,592

Operating Income	80,409	108,532

Equity in Net Income of Affiliates	4,241	6,166
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, Net	19,848	9,218

Income before Income Taxes and Discontinued Operations	104,498	123,916

Provision for Income Taxes	36,532	39,157

Income from Continuing Operations	67,966	84,759

Discontinued Operations:
Income from discontinued operations, net	101	—
Provision for income taxes	(36)	—

Discontinued operations, net of applicable tax effect	65	—

Net Income	68,031	84,759

Net Income Attributable to the Noncontrolling Interests	1,098	2,188

Net Income Attributable to the Redeemable Noncontrolling Interests	987	1,061

Net Income Attributable to ORIX Corporation Shareholders	65,946	81,510

(3) Condensed Consolidated Statements of Comprehensive Income

(For the Three Months Ended June 30, 2014 and 2015)

(Unaudited)

		(millions of yen)

	Three Months ended June 30, 2014	Three Months ended June 30, 2015
Net Income :	68,031	84,759

Other comprehensive income (loss), net of tax:
Net change of unrealized losses on investment in securities	(6,075)	(7,281)
Net change of defined benefit pension plans	264	(900)
Net change of foreign currency translation adjustments	(11,057)	10,996
Net change of unrealized gains (losses) on derivative instruments	(282)	117
Total other comprehensive income (loss)	(17,150)	2,932

Comprehensive Income	50,881	87,691

Comprehensive Income Attributable to the Noncontrolling Interests	(891)	3,514

Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	182	2,486

Comprehensive Income Attributable to ORIX Corporation Shareholders	51,590	81,691

Note 1:	Pursuant to ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”), the results of operations which meet the criteria for discontinued operations are reported as a separate component of income, and those related amounts that had been previously reported are reclassified.
2:	Certain line items presented in the condensed consolidated balance sheets and the condensed consolidated statements of income have been changed starting from the nine months period ended December 31, 2014. These changes aim to reflect fairly the changing revenues structure of the Company and its subsidiaries on the consolidated financial statements, which has resulted from continued diversification in our business activities and also an increase in the number of consolidated subsidiaries acquired in recent years. Corresponding to these changes, the presented amounts in the condensed consolidated statement of income for the three months period ended June 30, 2014 have also been reclassified retrospectively as follows to conform to the presentation for the three months ended June 30, 2015.
•

“Direct financing leases” and “Interest on loans and investment securities” have been presented as “Finance revenues.” Certain finance-related revenues previously included in “Other operating revenues” have been included in “Finance revenues.”

•	“Brokerage commissions and net gains on investment securities” has been changed to “Gains on investment securities and dividends.”
•	“Gains (losses) on sales of real estate under operating leases” has been reclassified and combined into “Operating leases.”
•

“Real estate sales” and “Sales of goods” have been reclassified and combined into “Sales of goods and real estate.” “Costs of real estate sales” and “Costs of goods sold” have been reclassified and combined into “Costs of goods and real estate sold.”

•

“Revenues from asset management and servicing” and part of the service-related revenues previously classified under “Other operating revenues” have been reclassified into “Services income.” “Expenses from asset management and servicing” and part of service-related expenses previously classified under “Other operating expenses” have been reclassified into “Services expense.”

•

“Foreign currency transaction loss (gain), net” and revenues and expenses other than service-related those were previously classified under “Other operating revenues” and “Other operating expenses,” as well as part of expenses previously classified under “Selling, general and administrative expenses,” have been reclassified and combined into “Other (income) and expense, net.”

3:	A lag period of up to three months is used on a consistent basis for recognizing the results of certain subsidiaries and affiliates. Since its acquisition on February 27, 2014, the Company had been consolidating DAIKYO on a lag basis. In order to reflect DAIKYO’s financial position and results of operations in the Company’s consolidated financial statements in a concurrent manner, the Company eliminated the lag period and has aligned the fiscal year end of DAIKYO with the Company’s fiscal year end of March 31 from the fourth consolidated period of the year ended March 31, 2015. Based on this change, the Company retrospectively adjusted the first consolidated period of the previous year’s condensed consolidated statements of income and condensed consolidated statements of comprehensive income.

(4) Assumptions for Going Concern

There is no corresponding item.

(5) Segment Information (Unaudited)

1. Segment Information by Sector

	(millions of yen)

	Three Months ended June 30, 2014		Three Months ended June 30, 2015		March 31, 2015	June 30, 2015
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Segment Assets	Segment Assets
Corporate Financial Services	19,423	5,852	27,558	12,377	1,132,468	1,076,103
Maintenance Leasing	65,059	11,014	67,520	11,687	662,851	674,964
Real Estate	47,542	10,847	50,349	14,451	835,386	802,454
Investment and Operation	97,834	5,432	229,187	26,159	660,014	593,145
Retail	69,781	28,954	83,811	21,619	3,700,635	3,562,654
Overseas Business	127,551	39,653	147,173	34,486	2,178,895	2,209,357

Segment Total	427,190	101,752	605,598	120,779	9,170,249	8,918,677

Difference between Segment Total and Consolidated Amounts	(1,855)	2,746	526	3,137	2,273,379	2,333,368

Consolidated Amounts	425,335	104,498	606,124	123,916	11,443,628	11,252,045

Note 1:	The Company evaluates the performance of segments based on income before income taxes and discontinued operations, adjusted for results of discontinued operations, net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.
Note 2:	For certain VIEs that are used for securitization and are consolidated in accordance with ASC 810-10 (“Consolidations”), for which the VIE’s assets can be used only to settle related obligations of those VIEs and the creditors (or beneficial interest holders) do not have recourse to other assets of the Company or its subsidiaries, segment assets are measured based on the amount of the Company and its subsidiaries’ net investments in the VIEs, which is different from the amount of total assets of the VIEs, and accordingly, segment revenues are also measured at a net amount representing the revenues earned on the net investments in the VIEs. Certain gains or losses related to assets and liabilities of consolidated VIEs, which are not ultimately attributable to the Company and its subsidiaries, are excluded from segment profits.
Note 3:	Inter-segment transactions are included in segment revenues, and eliminations of inter-segment transactions are included in difference between segment total and consolidated amounts.
Note 4:	From the fourth consolidated period in the year ended March 31, 2015, we eliminated the accounting period gap that previously existed between ORIX and DAIKYO, which is grouped under Investment and Operation segment. Based on this change, we have retrospectively adjusted the segment information for the first consolidated period of the previous fiscal year.

2. Geographic Information

	(millions of yen)

	Three Months Ended June 30, 2014
	Japan	The Americas*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts
Total Revenues	297,344	38,124	92,081	(2,214)	425,335
Income before Income Taxes*1	62,621	9,168	32,810	(101)	104,498

	(millions of yen)

	Three Months Ended June 30, 2015
	Japan	The Americas*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts
Total Revenues	454,742	61,015	90,367	—	606,124
Income before Income Taxes*1	89,142	10,744	24,030	—	123,916

*Note 1:	Results of discontinued operations, pre-tax are included in each amount attributed to each geographic area.
*Note 2:	Mainly the United States
*Note 3:	Mainly Asia, Europe, Australasia and Middle East
Note 4:	Robeco, one of the Company’s subsidiaries domiciled in the Netherlands, conducts principally an asset management business. Due to the integrated nature of such business with its customer base spread across the world, “Other” locations include the total revenues and the income before income taxes of Robeco, respectively, for the three months ended June 30, 2014 and the three months ended June 30, 2015. The revenues of Robeco aggregated on a legal entity basis were ¥22,327 million in the Americas and ¥18,149 million in Other for the three months ended June 30, 2014, and ¥29,015 million in the Americas and ¥19,759 million in Other for the three months ended June 30, 2015.

(6) Significant Changes in Shareholders’ Equity

There is no corresponding item.

(7) Subsequent Events

There is no corresponding item.